Exhibit 99.1

Lilium welcomes Aerospace Industry veteran Philippe Balducchi to Board of Directors

•	Philippe Balducchi is CFO of KNDS, one of Europe’s largest defense companies
•	Previously: CEO of Airbus Canada, Head of Bombardier C-Series/A220 integration, CFO of Airbus North America
•	Appointment due at EGM on September 18, 2024

MUNICH, Germany, September 12, 2024: Lilium N.V. (Nasdaq: LILM), a leading electric aircraft manufacturer and pioneer in Regional Air Mobility (RAM), today announced changes to its Board of Directors, subject to approval at the upcoming extraordinary general meeting of shareholders (EGM) on Wednesday, September 18, 2024. The company intends to appoint Philippe Balducchi as a non-executive member of the Board, while Barry Engle and Henri Courpron, who have served as non-executive directors, do not plan to stand for re-appointment following the completion of their terms.

Philippe Balducchi currently serves as Group CFO of KNDS, a tier one European defense technology supplier with production lines in France and Germany and industrial partnerships throughout the world.

Philippe Balducchi brings extensive aerospace program experience having also previously served in multiple senior management roles during a 20-year career at Airbus and its predecessor companies. As CEO of Airbus Canada, Philippe oversaw the production ramp up of the successful Bombardier C-Series, its rebranding as the Airbus A220, and the establishment of a new final assembly line in Alabama. Balducchi is an aviation engineer and holds an MBA from HEC Paris Business School.

Lilium Chairman Tom Enders commented on the proposal to the EGM: “Philippe’s strategic insights, his financial acumen and his experience in managing large-scale operations in the aerospace and defense sector make him a valuable addition to Lilium’s board.”

Philippe Balducchi commented: “I am thrilled to be proposed to join Lilium at such an exciting time in its journey. The company's vision for electric air mobility is not only innovative but also transformative for the industry. I look forward to contributing to Lilium's continued success and working with the talented team and board members to advance our shared goals.”

Barry Engle and Henri Courpron have both been instrumental in shaping Lilium’s trajectory, helping the company to grow from a startup to a mature aerospace company.

Barry Engle served as a member of Lilium’s Board since September 2021. He was the key player in securing Lilium’s NASDAQ listing via a de-SPAC procedure. Since joining the Board, Barry Engle was the Chair of the Audit Committee. He has now taken over an executive position that no longer allows him to be part of a board in Europe.

Tom Enders, the Lilium Chairman, said: “Barry and Henri made outstanding contributions to Lilium. Serving on a Board on the other side of the Atlantic comes with additional challenges and sacrifices. We are very grateful for their service and wish them well for their futures.”

Contact information for media:

Rainer Ohler

+49 172 489 0353

Rainer.ohler.ext@lilium.com

press@lilium.com

Contact information for investors:

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1,000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

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Lilium Forward Looking Statements:

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including the statements relating to the composition of Lilium N.V.’s Board of Directors. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, the Report on Form 6-K filed on July 17, 2024 and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.